Eric J. Gervais
Partner

4801 Main Street, Suite 1000
Kansas City, MO 64112
816.983.8362
fax: 816.983.8080
eric.gervais@huschblackwell.com

July 8, 2009

VIA EDGAR AND E-MAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry L. Greene, Senior Counsel

Re:

Proxy Statement for Tortoise Energy Infrastructure Company (“TYG”), Tortoise Energy Capital Corporation (“TYY”) and Tortoise Capital Resources Corporation (“TTO”, and together with TYG and TYY, each a “Company” and collectively, the “Companies”)

To the Commission:

     On June 16, 2009, the Companies filed with the Securities and Exchange Commission (the “Commission”) a preliminary joint proxy statement pursuant to Section 14 of the Securities Exchange Act of 1934.

     The Companies received oral comments from Mr. Larry L. Greene of the Commission Staff (the “Staff”) on June 25, 2009. The Companies are filing concurrently herewith their definitive proxy statement (the “Definitive Proxy Statement”). A summary of each oral comment from the Staff has been included in this letter for your reference, and the Companies’ response is presented below each comment.

1.	Comment: The third Q&A on page 5 provides that Mariner will provide the Adviser with a “strategic partner” in the asset management business. Please revise the disclosure to make clear exactly how Mariner will be a strategic partner, or alternatively, eliminate the phrase.

Response: The disclosure has been revised as requested.

2.	Comment: Please add the phrase “or their stockholders” following “provided by the Companies” in the third sentence of the first Q&A on page 6.

Response: The disclosure has been revised as requested.

3.	Comment: Please confirm to the Staff that Tortoise Capital Advisors, L.L.C. is not able to recoup any amounts waived or reimbursed to Tortoise Capital Resources Corporation pursuant to current fee waiver or reimbursement arrangements.

Response: Such confirmation is hereby made.

4.	Comment: Please confirm that the treatment of broker non-votes and abstentions is contained in the proxy statement.

Response: Disclosure regarding the treatment of broker non-votes and abstentions is found under the heading “Vote Required” for each proposal.

     On behalf of each Company with respect to each Definitive Proxy Statement filed, we acknowledge that:

  each Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  each Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/	Eric J. Gervais
Eric J. Gervais